Bill Powell steps down from ICI Board
To retire from National Starch on 31 October

ICI has today announced that William (“Bill”) H Powell, Chairman and Chief Executive of National Starch and Chemical, will retire from National Starch with full effect, from the end of October, and has accordingly stepped down from the ICI Board. Bill (60) has been an Executive Director of ICI since 2000. He joined National Starch in 1976 and has worked for 30 years in a variety of international roles for the business before becoming Chairman and Chief Executive Officer of National Starch in 1999.

Under Bill’s leadership National Starch has achieved world class levels of safety, revitalised important areas of technology leadership in both natural and synthetic polymers, established programmes to generate manufacturing and supply chain excellence and helped develop strong growth platforms in Asia and in markets for electronic materials and specialty synthetic polymers.

For an interim period, starting in June, John McAdam, Chief Executive of ICI, will assume responsibility for National Starch.

John McAdam commented: “Bill’s contribution to the success of National Starch has been outstanding and we wish him well in the future. National Starch has started 2006 well and Bill leaves the business in good health and with strong opportunities to build on the leadership positions he helped establish in natural and synthetic polymer technology.”

- Ends -

6 April 2006

Contact:
Investor enquiries: John Dawson, VP IR and Communications
Tel: +44 (0) 20 7009 5091

Media enquiries:
ICI — Regina S. Kilfoyle, Director of Corporate Communications
Tel: +44 (0) 20 7009 5410
Brunswick – Conor McClafferty
Tel: +44 (0) 20 7404 5959

ICI is one of the world’s major specialty products and paints businesses. The Group’s four principal businesses are National Starch, Quest, Uniqema and ICI Paints, which together account for more than 90% of ICI’s sales. Today around a quarter of ICI’s sales are made in Asia Pacific and 40% in the Americas with less than 12% now made in the UK.

ICI products today include flavours and starches for the food industry, fragrances, surfactants and specialty polymers for personal care products, adhesives for the electronics and packaging markets as well as a wide range of decorative coatings and specialty products for domestic use and the construction industry. Listed on both the London and New York Stock Exchanges, ICI is a member of the FTSE100, FTSE4Good and the Dow Jones Sustainability Index. ICI has approximately 32,000 employees worldwide and had sales in 2005 of 5.8 billion GBP.